HUDBAY MINERALS INC.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three months ended
March 31, 2016

April 28, 2016

NOTES TO READER

This Management's Discussion and Analysis ("MD&A") dated April 28, 2016 is intended to supplement HudBay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2016 and 2015 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2016. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Change in Functional and Presentation Currency

The functional currency of each of our subsidiaries is the currency of the primary economic environment in which the entity operates. We reconsider the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, our consolidated financial statements were presented in Canadian dollars, which was our and all our material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars.

The ability of Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased our exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015, the US dollar was adopted as our corporate entity’s functional currency on a prospective basis. All our subsidiaries continue to measure the items in their financial statements using their functional currencies.

Effective July 1, 2015, we changed our presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect our business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with our peers. The consolidated financial statements for all years presented have been translated into the new presentation currency in accordance with International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates.

All amounts are in US dollars unless otherwise noted.

Forward-Looking Information

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings, anticipated production at our mines and processing facilities, events that may affect our operations and development projects, the permitting, development and financing of the Rosemont project, the potential to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

-	the success of mining, processing, exploration and development activities;
-	the success of Hudbay’s cost reduction initiatives;
-	the accuracy of geological, mining and metallurgical estimates;
-	anticipated metals prices and the costs of production;
-	the supply and demand for metals we produce;
-	the supply and availability of concentrate for our processing facilities;
-	the supply and availability of third party processing facilities for our concentrate;
-	the supply and availability of all forms of energy and fuels at reasonable prices;
-	the availability of transportation services at reasonable prices;
-	no significant unanticipated operational or technical difficulties;
-	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
-	the availability of additional financing, if needed;
-	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
-	the timing and receipt of various regulatory and governmental approvals;
-	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
-	the ability to secure required land rights to develop the Pampacancha deposit;
-

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

-	no significant unanticipated challenges with stakeholders at our various projects;
-	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
-	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

-	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
-	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
-	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to the maturing nature of our 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change (including in relation to the Peruvian national elections), risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru (including the expansion of the port in Matarani) not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 16 of this MD&A. In addition, we use operating cash flow per share, sustaining and all-in sustaining cash costs per pound of copper produced, and cash cost per pound of copper produced as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 29 of this MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Business Development and Technical Services at our Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

In the first quarter of 2016, operating cash flow before change in non-cash working capital increased to $71.9 million from $16.9 million in the first quarter of 2015. Operating cash flow in the first quarter of 2016 benefited from substantially higher copper and precious metal sales volumes due to the Constancia project reaching commercial production in the second quarter of 2015. The increase in sales volumes and associated economies of scale more than offset the sharp decline in realized sales prices of copper and zinc metals compared to the same quarter last year.

The net loss and loss per share in the first quarter of 2016 were $15.8 million and $0.07, respectively, compared to a net loss and loss per share of $19.8 million and $0.08, respectively, in the first quarter of 2015. The current period’s loss reflects $23.0 million in interest expense that is no longer capitalized following the achievement of commercial production at Constancia on April 30, 2015.

Notwithstanding lower metals prices, revenues nearly doubled and gross profit increased by 115% compared to the same quarter last year as a result of higher sales volumes and cost optimization at our operations.

As a result of the ramp-up of production at Constancia and ongoing cost reduction initiatives, consolidated cash cost, net of by-product credits, declined to $1.15 per pound in the first quarter of 2016 from $1.44 per pound in the first quarter of 2015. Similarly, incorporating sustaining capital, royalties and corporate general and administrative (“G&A”) costs, consolidated all-in sustaining cash cost, net of by-product credits, declined to $1.80 per pound in the first quarter of 2016 from $2.67 per pound in the first quarter of 2015.1

The planned replacement of the trunnions on one of the two grinding circuits at the Constancia mill was completed without incident and ahead of schedule in late March 2016. The downtime was approximately five weeks, compared to the six to eight weeks originally planned, during which time the other grinding circuit continued to operate at full capacity with good throughput and recoveries. Both circuits have since ramped up to full capacity.

The cost reduction initiatives announced on February 24, 2016 are on track to meet our targets for 2016. Based on these efforts and operating results to date, we expect to meet all of our production, operating and capital cost guidance.

As at March 31, 2016, we had total liquidity of approximately $190.1 million, including $85.7 million in cash and cash equivalents, as well as $104.4 million in availability under our secured credit facilities. Liquidity at March 31, 2016 is net of the semi-annual interest payment of $43.7 million on our senior unsecured notes. Liquidity is expected to increase over the balance of 2016 at current metals prices as we generate free cash flow from our operations at full production, benefit from ongoing cost reduction initiatives, and collect refundable Peruvian sales tax receivables.

________________________________________
1 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced, operating cash flow before change in non-cash working capital, and operating cash flow per share are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 29 of this MD&A.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition
(in $ thousands)	Mar. 31, 2016	Dec. 31, 2015
Cash and cash equivalents	85,717	53,852
Working capital	117,323	57,613
Total assets	4,566,736	4,479,585
Total long-term debt	1,313,222	1,274,880
Equity	1,770,830	1,787,290

Financial Performance		Three months ended
		Mar. 31,	Mar. 31,
(in $ thousands except per share and cash cost amounts)		2016	2015
Revenue		253,625	128,713
Loss before tax		(16,888)	(11,480)
Basic and diluted loss per share		(0.07)	(0.08)
Loss for the period		(15,788)	(19,837)
Operating cash flow before change in non-cash working capital [1]		71,889	16,900
Operating cash flow per share [1]		0.31	0.07
Cash cost per pound of copper produced, net of by-product credits [1]		1.15	1.44
All-in sustaining cash cost per pound of copper produced, net of by-product credits [1]		1.80	2.67
Production
Contained metal in concentrate[2]
Copper	tonnes	38,879	15,008
Gold	oz	27,245	23,676
Silver	oz	722,916	310,867
Zinc	tonnes	23,376	22,906

Metal Sold
Payable metal in concentrate
Copper	tonnes	41,919	10,995
Gold	oz	17,717	12,350
Silver	oz	774,309	100,317
Refined zinc	tonnes	25,420	23,779
[1]

Operating cash flow before change in non-cash working capital, operating cash flow per share, cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 29 of this MD&A.

[2]	Includes pre-commercial production volumes.

RECENT DEVELOPMENTS

Credit Facility Amendments

On March 30, 2016, we amended our two secured credit facilities to consolidate the lender groups and restructure the two facilities to provide, among other things, more flexible financial covenants. The $300 million corporate revolving credit facility (the “Canada Facility”) is secured by our Manitoba assets and the $200 million Peru revolving credit facility (together with the Canada Facility, the “Facilities”) is secured by our Peru assets. We have the option to seek additional lender commitments to increase the maximum available amount under the Canada Facility to $350 million. The Facilities, which are not cross-collateralized, mature on March 30, 2019.

CONSTANCIA OPERATIONS REVIEW

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
		2016	2015	2016
Ore mined [1]	tonnes	6,832,680	1,152,469
Ore milled	tonnes	6,249,833	2,433,482
Copper	%	0.57	0.44
Gold	g/tonne	0.06	0.09
Silver	g/tonne	4.76	5.31
Copper concentrate	tonnes	114,538	15,849
Concentrate grade	% Cu	25.44	25.49
Copper recovery	%	81.8	38.1
Gold recovery	%	46.1	23.3
Silver recovery	%	53.2	23.7
Combined unit operating costs [2,3]	$/tonne	7.76	-	7.30 - 8.20

Cash cost per pound of copper produced, net of by-product credits [3,4]	$/lb	1.15	-
Sustaining cash cost per pound of copper produced, net of by-product credits [4]	$/lb	1.49	-
[1]	Ore mined for the three months ended March 31, 2015 reflects the correction of a reconciliation error affecting previously reported
2	production.
Reflects combined mine, mill and G&A costs per tonne of ore milled. Unit costs reflect the deduction of expected deferred stripping costs.
[3]	Combined unit operating costs and cash costs, net of by-product credits, exclude costs and tonnes associated with pre-commercial production output.
[4]

Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of this MD&A. These cost statistics reflect results subsequent to the declaration of commercial production on May 1, 2015, while production volumes include production before and after the declaration of commercial production.

During the first quarter of 2016, Constancia mining operations continued as planned and cost optimization is underway. Ore milled increased to 6.2 million tonnes from 2.4 million tonnes, compared to the same period in 2015, due to the ramp-up to full production. The average milled copper grade was 0.57% in the first quarter of 2016, compared to 0.44% in the same period in 2015.

The planned replacement of the damaged trunnions at the Constancia mill was completed without incident and ahead of schedule in late March 2016. The downtime was approximately five weeks, compared to the six to eight weeks originally planned, during which time the other grinding circuit continued to operate at full capacity with good throughput and recoveries. Both circuits have since ramped up to full capacity.

Optimization of plant performance remains the primary focus for Constancia. Recoveries have improved as the metallurgy associated with the varying ore types is better understood. The total copper recovery in the first quarter of 2016 was 81.8%, compared to 38.1% in the same period in 2015.

Combined unit operating costs of $7.76 per tonne were within guidance expectations for 2016, notwithstanding the reduced throughput associated with the replacement of the trunnions. Cash cost and sustaining cash cost, net of by-product credits, was $1.15 per pound and $1.49 per pound, respectively, in the first quarter of 2016. Sustaining cash cost reflected seasonally low spending on capitalized civil earthworks offset by reduced mill throughput during the grinding circuit repairs. See the discussion under “Non-IFRS Financial Performance Measures” beginning on page 29 of this MD&A for a detailed description of each of these non-IFRS financial performance measures used in this MD&A.

Concentrate inventory levels in Peru were maintained at normal working levels during the first quarter of 2016 as a result of improved trucking capacity implemented in 2015 and reduced port congestion. The ongoing port expansion at Matarani is expected to be completed by June 2016, which will improve access to our designated pier.

		Three months ended		Guidance
Contained metal in		Mar. 31,	Mar. 31,	Annual
concentrate produced		2016	2015	2016
Copper	tonnes	29,143	4,041	110,000 - 130,000
Gold	oz	5,752	1,627
Silver	oz	508,994	98,320
Precious metals[1]	oz	13,023	3,032	50,000 - 65,000
[1]

Precious metals production includes gold and silver production on a gold equivalent basis. Silver converted to gold at a ratio of 70:1. For 2015, precious metals production has been restated to reflect a 70:1 ratio for consistency.

Metal Sold

		Three months ended
		Mar. 31,	Mar. 31,
		2016	2015
Payable metal in concentrate
Copper	tonnes	31,273	-
Gold	oz	7,380	-
Silver	oz	666,083	-

MANITOBA OPERATIONS REVIEW

Mines

		Three Months Ended
		Mar. 31	Mar. 31
		2016	2015

777
Ore	tonnes	357,540	339,927
Copper	%	1.56	2.14
Zinc	%	2.99	3.17
Gold	g/tonne	1.34	1.79
Silver	g/tonne	17.61	20.41

Lalor
Ore	tonnes	261,898	193,784
Copper	%	0.59	0.79
Zinc	%	6.24	8.07
Gold	g/tonne	2.55	2.58
Silver	g/tonne	19.76	21.93

Reed
Ore	tonnes	111,461	118,645
Copper	%	4.38	2.81
Zinc	%	0.82	0.68
Gold	g/tonne	0.54	0.60
Silver	g/tonne	7.21	6.68

Total Mines
Ore	tonnes	730,899	652,356
Copper	%	1.64	1.86
Zinc	%	3.82	4.17
Gold	g/tonne	1.65	1.81
Silver	g/tonne	16.79	18.36

		Three Months Ended
		Mar. 31	Mar. 31
Unit Operating Costs		2016	2015

Mines
777	C$/tonne	50.96	53.69
Lalor	C$/tonne	69.13	69.86
Reed	C$/tonne	45.77	63.92
Total Mines	C$/tonne	57.20	60.15

Ore mined at our Manitoba mines for the first quarter of 2016 increased by 12% compared to the same period in 2015 as a result of increased production at our Lalor and 777 mines. Copper, zinc, gold and silver grades in the first quarter of 2016 were lower than the first quarter of 2015 by 12%, 8%, 9% and 9%, respectively. 777 grades were in line with mine plan expectations, and Lalor zinc grades were lower due to stope sequencing. Unit operating costs for all mines for the first quarter of 2016 declined by 5% compared to the same period in 2015, reflecting ongoing cost reduction efforts. Reed mine unit operating costs decreased by 28% compared to the same period in 2015, mainly as a result of a higher proportion of capitalized development compared to expensed development relative to the first quarter of 2015.

Processing Facilities

		Three months ended
		Mar. 31,	Mar. 31,
		2016	2015
Flin Flon Concentrator
Ore	tonnes	428,630	463,487
Copper	%	2.15	2.30
Zinc	%	2.53	2.48
Gold	g/tonne	1.17	1.47
Silver	g/tonne	15.38	16.70
Copper concentrate	tonnes	35,108	40,421
Concentrate grade	% Cu	24.16	24.24
Zinc concentrate	tonnes	16,804	18,765
Concentrate grade	% Zn	51.58	50.56
Copper recovery	%	91.9	91.8
Zinc recovery	%	80.0	82.5
Gold recovery	%	58.0	62.1
Silver recovery	%	56.7	55.2

Contained metal in concentrate produced
Copper	tonnes	8,483	9,797
Zinc	tonnes	8,668	9,488
Precious metals [1]	oz	11,053	15,588

Snow Lake Concentrator
Ore	tonnes	257,100	175,096
Copper	%	0.59	0.79
Zinc	%	6.22	8.37
Gold	g/tonne	2.60	2.46
Silver	g/tonne	20.36	21.74
Copper concentrate	tonnes	5,911	5,640
Concentrate grade	% Cu	21.19	20.74
Zinc concentrate	tonnes	29,128	26,187
Concentrate grade	% Zn	50.49	51.24
Copper recovery	%	81.9	84.5
Zinc recovery	%	92.0	91.5
Gold recovery	%	56.7	60.8
Silver recovery	%	55.7	61.5

Contained metal in concentrate produced
Copper	tonnes	1,253	1,170
Zinc	tonnes	14,708	13,418
Precious metals [1]	oz	13,496	9,497
[1]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

		Three months ended		Guidance
		Mar. 31,	Mar. 31,	Annual
Unit Operating Costs		2016	2015	2016

Concentrators
Flin Flon	C$/tonne	15.81	14.60
Snow Lake	C$/tonne	21.70	31.81

Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	94.74	98.52	80 -100
[1]

Reflects combined mine, mill and G&A costs per tonne of milled ore. Includes the cost of ore purchased from our joint venture partner at Reed mine. For 2015, combined mine and mill unit operating costs have been restated to include G&A costs and cost of ore purchased from our joint venture partner at Reed mine for consistency.

Ore processed in Flin Flon in the first quarter of 2016 was 8% lower than the same period in 2015 as a result of unscheduled maintenance, with the shortfall expected to be made up over the balance of 2016. Copper, zinc and silver recoveries at the Flin Flon concentrator were generally consistent in the first quarter of 2016 compared to the same period in 2015. Gold recovery at the Flin Flon concentrator was 7% lower in the first quarter of 2016 compared to the first quarter of 2015 due to lower gold head grades. Unit operating costs at the Flin Flon concentrator were 8% higher in the first quarter of 2016 compared to the same period in 2015 as a result of lower production. Ore processed in Snow Lake in the first quarter of 2016 was 47% higher than the same period in 2015 as a result of higher production at the Lalor mine. Copper, gold and silver recoveries at the Snow Lake concentrator were lower in the first quarter of 2016 compared to the same period in 2015 by 3%, 7% and 9%, respectively, as a result of lower copper grades. Unit operating costs at the Snow Lake concentrator were 32% lower in the first quarter of 2016 compared to the first quarter of 2015 as a result of increased throughput.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2016 were 4% lower than in the same period in 2015 as a result of higher overall production and cost containment measures.

		Three Months Ended		Guidance[1]
Manitoba contained metal in		Mar. 31	Mar. 31	Annual
concentrate produced [1,2]		2016	2015	2016
Copper	tonnes	9,736	10,967	40,000 - 50,000
Zinc	tonnes	23,376	22,906	100,000 - 125,000
Gold	oz	21,493	22,049
Silver	oz	213,922	212,547

Precious metals [3]	oz	24,549	25,085	95,000 - 115,000
[1]	Includes 100% of Reed mine production.
[2]	Metal reported in concentrate is prior to deductions associated with smelter terms.
[3]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

For the first quarter of 2016, overall Manitoba production of zinc, gold and silver remained fairly consistent compared to the same period in 2015, as higher ore throughput was offset by lower mine grades. Copper production decreased by 11% as a result of lower production from Flin Flon concentrator and lower copper head grades from 777 and Lalor.

Zinc Plant

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Zinc Production		2016	2015	2016

Zinc Concentrate Treated
Domestic	tonnes	51,815	40,913
Purchased	tonnes	-	9,399
Total	tonnes	51,815	50,312	195,000-240,000

Refined Metal Produced
Domestic	tonnes	24,277	20,032
Purchased	tonnes	-	4,749
Total	tonnes	24,277	24,781	100,000-120,000

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Unit Operating Costs		2016	2015	2016

Zinc Plant [1]	C$/lb	0.48	0.48	0.38 - 0.46
[1]	Zinc unit operating costs include G&A costs. For 2015, zinc unit operating costs have been restated to include G&A costs for consistency.

Refined zinc metal production and operating costs per pound of zinc metal produced in the first quarter of 2016 were fairly consistent compared to the same period in 2015. Unit costs were higher in the first quarter of 2016 than guidance range as a result of lower production. As production increases, unit costs will decline. Refined zinc metal production and operating costs are both expected to be within guidance ranges for 2016.

Manitoba Cash Costs and Sustaining Cash Costs per Pound of Copper Produced

		Three Months Ended
		Mar. 31	Mar. 31
		2016	2015
Cash costs per pound of copper produced, net of by-product credits [1]	$/lb	1.14	1.44
Sustaining cash costs per pound of copper produced, net of by-product credits [1]	$/lb	2.32	2.27
[1]

Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of this MD&A. These cost statistics reflect results subsequent to the declaration of commercial production on May 1, 2015, while production volumes include production before and after the declaration of commercial production.

In Manitoba, cash cost, net of by-product credits, in the first quarter of 2016 was $1.14 per pound, a decrease of $0.30 per pound compared to the same period of 2015. The decrease is largely the effect of foreign exchange on Canadian dollar denominated costs. This was partially offset by increased costs as a result of increased production at our Lalor mine and decreased zinc by-product credits as a result of declining zinc prices compared to the same period in 2015. The Manitoba sustaining cash cost, net of by-product credits, of $2.32 per pound was affected by higher sustaining capital costs in the first quarter of 2016 due to exploration drilling and development at Lalor, and mine equipment rebuilds and purchases. Sustaining capital is expected to be lower in future quarters in 2016.

Metal Sold

		Three Months Ended
		Mar. 31	Mar. 31
		2016	2015
Payable metal in concentrate
Copper	tonnes	10,646	10,995
Gold	oz	10,337	12,350
Silver	oz	108,226	100,317

Refined zinc	tonnes	25,420	23,779

FINANCIAL REVIEW

Financial Results

We recorded a loss of $15.8 million in the first quarter of 2016 compared to a loss of $19.8 million in the first quarter of 2015. The following table provides further details on this variance:

Three Months Ended
(in $ millions)	Mar. 31, 2016

Increase (decrease) in net earnings resulting from these components:
Revenues	124.9
Cost of sales
Mine operating costs	(61.1)
Depreciation and amortization	(48.8)
Selling and administration expenses	1.2
Exploration and evaluation	1.2
Other operating expenses	(0.9)
Finance income	0.2
Finance expense	(26.4)
Other finance losses	4.3
Tax	9.4

Decrease in loss for the period	4.0

Revenue

Total revenue for the first quarter of 2016 was $253.6 million, $124.9 million higher than the same period in 2015. This increase was primarily due to higher sales volumes compared to the first quarter of 2015 as a result of commercial production being achieved at Constancia. Higher sales volumes were partially offset by lower prices for copper and zinc and the effect of higher treatment and refining charges.

The following table provides further details of this variance:

Three Months Ended
(in $ millions)	Mar. 31, 2016

Metals prices[1]
Lower copper prices	(10.4)
Lower zinc prices	(11.9)
Higher gold prices	1.8
Higher silver prices	0.3

Sales volumes
Higher copper sales volumes	144.1
Higher zinc sales volumes	3.8
Higher gold sales volumes	3.9
Higher silver sales volumes	8.2

Other
Derivative mark-to-market increase	4.3
Other volume and pricing differences	0.3
Effect of higher treatment and refining charges	(19.5)

Increase in revenue in 2016 compared to 2015	124.9
[1]	See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
	Mar. 31,	Mar. 31,
(in $ millions)	2016	2015

Copper	198.7	64.5
Zinc	50.5	53.8
Gold	20.9	15.2
Silver	10.4	2.0
Other	0.7	1.3
Gross revenue[1]	281.2	136.8
Treatment and refining charges	(27.6)	(8.1)

Revenue	253.6	128.7
[1]

Copper, zinc, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, which are included realized prices. Zinc revenues include unrealized gains and losses related to non-hedge derivative contracts that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Beginning with reporting for the three months and years ended December 31, 2015 and 2014, we have amended the methodology for determining realized prices. For sales of copper, gold and silver where there are outstanding non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements, we will no longer remove the impact of derivative mark-to-market adjustments on QP hedges included in revenues reported in the consolidated financial statements. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts, such that this change is expected to result in a realized price that is better reflective of the proceeds we expect to receive. There has been no change in the realized price calculation methodology for zinc or where copper, gold and silver are being hedged using derivatives other than QP hedges.

Our realized prices for the first quarter of 2016 and 2015 are summarized below:

				Realized prices[1] for the
				three months ended
			LME Q1	Mar. 31	Mar. 31
			2016[2]	2016	2015
Prices
Copper	$	/lb.	2.12	2.15	2.68
Zinc [3]	$	/lb.	0.76	0.83	1.04
Gold [4]	$	/oz		1,180	1,234
Silver [4]	$	/oz		13.50	19.46
[1]

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2]	London Metal Exchange average for copper and zinc prices.
[3]

Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. For the three months ended March 31, 2016, the unrealized components of the zinc derivatives resulted in a gain of US$0.07/lb. For the three months ended March 31, 2015, the unrealized components of the zinc derivatives resulted in a loss of US$0.01/lb.

[4]

Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payments can be found on page 20.

Realized prices for copper during the first quarter of 2016 were slightly higher than the LME average for the quarter mainly due to the timing of sales, which occurred in the latter part of the quarter when copper prices increased.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements:

	Three months ended March 31, 2016

(in $ millions, except for realized price
and payable metal in concentrate sold)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements [1]	198.7	50.5	20.9	10.4	0.7	281.2
Derivative mark-to-market and other [6]	-	(3.8)	-	-	-	(3.8)
Revenue excluding mark-to-market on non-QP hedges	198.7	46.7	20.9	10.4	0.7	277.4
Payable metal in concentrate sold [2]	41,919	25,420	17,717	774,309	-	-
Realized Price [3,5]	$4,740	1,836	1,180	13.50	-	-
Realized Price [4,5]	$2.15	0.83	-	-	-	-

	Three months ended March 31, 2015

(in $ millions, except for realized price
and payable metal in concentrate sold)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements [1]	64.5	53.8	15.2	2.0	1.3	136.8
Derivative mark-to-market and other [6]	-	0.5	-	-	-	0.5
Difference in average versus realized exchange rate	0.6	0.4	-	-	-	1.0
Revenue excluding mark-to-market on non-QP hedges	65.1	54.7	15.2	2.0	1.3	138.3
Payable metal in concentrate sold [2]	10,995	23,779	12,350	100,317	-	-
Realized Price [3,5]	$5,916	2,302	1,234	19.46	-	-
Realized Price [4,5]	$2.68	1.04	-	-	-	-
[1]	Revenue, before treatment and refining charges.
[2]	Copper and zinc shown in metric tonnes and gold and silver shown in ounces.
[3]	Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[4]	Realized price for copper and zinc in $/lb.
[5]	Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[6]	Derivative mark-to-market excludes mark-to-market on QP hedges.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title with customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

			Three months ended
			Mar. 31, 2016
			Manitoba	Peru
Gold		oz	7,137	4,932
Silver		oz	85,423	666,083
Gold deferred revenue drawdown rate[1]	$	/oz	1,013	436
Gold cash rate [2]	$	/oz	404	400
Silver deferred revenue drawdown rate[1]	$	/oz	18.42	7.39
Silver cash rate [2]	$	/oz	5.96	5.90

			Three months ended
			Mar. 31, 2015
			Manitoba	Peru
Gold		oz	6,629	-
Silver		oz	49,261	-
Gold deferred revenue drawdown rate[1]	$	/oz	1,005	-
Gold cash rate [2]	$	/oz	400	-
Silver deferred revenue drawdown rate[1]	$	/oz	20.36	-
Silver cash rate [2]	$	/oz	5.90	-
[1]

Deferred revenue amortization is recorded in Manitoba at C$1,382/oz and C$25.23/oz for gold and silver, respectively, (2015 - C$1,242.78/oz and C$25.18/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2]	The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2016	2015

Manitoba
Manitoba mines	29,055	29,915
Manitoba concentrators	8,991	9,934
Zinc plant	15,797	16,970
Purchased ore and concentrate (before inventory changes)	3,223	12,901
Changes in domestic inventory	1,494	(2,820)
Depreciation and amortization	28,911	25,582
Freight, royalties and profit sharing	8,476	9,161
G&A and other charges	12,594	14,084
Total Manitoba cost of sales	108,541	115,727

Peru
Mine	12,532	-
Concentrator	26,629	-
Changes in domestic inventory	7,081	-
Depreciation and amortization	45,502	-
Freight, royalties and profit sharing	16,057	-
G&A and other charges	9,360	-
Total Peru cost of sales	117,161	-

Cost of sales	225,702	115,727

Total cost of sales for the first quarter of 2016 was $225.7 million, an increase of $110.0 million from the first quarter of 2015, primarily due to the commencement of commercial production at Constancia. For Manitoba, costs incurred in Canadian dollars were lower in US dollar terms in the current period as a result of the weakening of the Canadian dollar versus the US dollar compared to the first quarter of 2015. In addition, reduced purchased zinc concentrate also reduced cost of sales.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 8 of this MD&A.

For the first quarter of 2016, other significant variances in expenses, compared to the same period in 2015, include the following:

-

Decreased selling and administrative expenses of $1.2 million is mainly the result of a lower common share price in the first quarter of 2016 and the resulting impact on share based compensation expense.

-

Increased finance expense of $26.4 million in the first quarter of 2016 compared to the same period in 2015, reflected $23.0 million in interest expense that, due to accounting requirements, can no longer be capitalized after the achievement of commercial production at Constancia on April 30, 2015. In addition, we incurred higher interest costs and amortization of finance fees of $3.5 million, which were mainly a function of drawdowns on the Facilities.

-	Other finance losses decreased by $4.3 million mainly as a result of:

-

Foreign exchange losses were $1.2 million in the first quarter of 2016, $7.2 million lower than in the same period of 2015. The reduced losses were mainly a function of a weakening Canadian dollar versus the US dollar in the prior year period which resulted in losses on US denominated long-term debt balances in the Canadian functional currency of the parent entity at that time. Since the parent entity was changed to US functional currency on July 1, 2015, this currency fluctuation no longer has an impact on foreign exchange in the income statements for 2016. The loss incurred in the first quarter of 2016 is mostly related to the stronger Canadian dollar versus the US dollar during the period which negatively impacted US dollar denominated receivables in the Manitoba business unit, partly offset by a stronger Peruvian Sol which increases the value of Sol denominated statutory receivables in the Peru business unit.

-	Mark-to-market on warrants resulted in gains of $0.3 million during the first quarter of 2016 compared to losses of $2.7 million during the same period last year.

-

Impairment, disposals and mark-to-market on held for trading investments resulted in a loss of $0.1 million during the first quarter of 2016 compared to a loss of $1.3 million during the same period last year.

-

A fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the New Britannia acquisition resulted in a loss of $0.7 million during the first quarter of 2016 compared to a gain of $6.4 million during the same period last year.

Tax Expense

For the three months ended March 31, 2016 tax expense decreased by $9.5 million compared to the same period in 2015.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2016	2015
Non cash - income tax (recovery) / expense [1]	(4,821)	6,925
Non cash - mining tax expense [1]	1,145	51
Total non cash tax (recovery) / expense	(3,676)	6,976
Current tax expense - income tax	1,787	1,366
Current tax expense - mining tax	789	15
Total current tax expense	2,576	1,381

Tax (recovery) expense	(1,100)	8,357
[1]	Non cash tax (recovery) / expenses represent our draw down/increase of non cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for the first quarter of 2016 was approximately 18.0% (first quarter of 2015 - negative 72.2%). Applying the estimated Canadian statutory income tax rate of 27.0% to our loss before taxes of $16.9 million would have resulted in a tax recovery of approximately $4.6 million; however, we recorded an income tax recovery of $3.0 million (first quarter of 2015 - $8.3 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

-

Certain deductible temporary differences with respect to Manitoba relating to decommissioning and restoration and other employee benefit liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, adjusted for the average annual effective rate methodology, resulting in an increase in deferred tax expense of approximately $2.9 million (first quarter of 2015 - $0.4 million);

-

Certain deductible temporary differences with respect to Peru relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peru operations, resulting in an increase in deferred tax expense of approximately $1.3 million (first quarter of 2015 - $0.8 million);

-

A decrease in the deferred tax expense of $3.0 million (first quarter of 2015 – nil) due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax base of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences; and

-

Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $1.2 million related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory mining tax rate of 10.0% to our loss before taxes for the period of $16.9 million would have resulted in a tax recovery of approximately $1.7 million and we recorded a mining tax expense of $1.9 million (first quarter of 2015 - $0.1 million). For the first quarter of 2016, our effective rate for mining taxes was approximately negative 11.5% (first quarter of 2015 - negative 0.6%) . Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

-	10% of total mining taxable profit if mining profit is $50 million or less;
-	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and
-	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2016 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facilities

On March 30, 2016, we amended and restated our two Facilities to consolidate the lender groups and restructure the two Facilities to provide, among other things, more flexible financial covenants. For a discussion of the amendments, refer to the “Recent Developments” section beginning on page 7 of this MD&A.

At March 31, 2016, $53.5 million of letters of credit had been advanced under the Canada Facility to support our reclamation obligations in Manitoba. Including borrowings and letters of credit, a total of $260.5 million was drawn down under the Canada Facility as at March 31, 2016. As at March 31, 2016, we had $135.1 million owing under the Peru Facility, and $104.4 million in undrawn availability under both Facilities.

As at March 31, 2016, we were in compliance with our covenants under the Facilities.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility to finance the purchase of components of the mobile fleet at our Constancia operation. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis, and are secured by the financed equipment. As at March 31, 2016, we had approximately $66.7 million owing under the facility.

Financial Condition

Financial Condition as at March 31, 2016 compared to December 31, 2015

Cash and cash equivalents increased by $31.9 million from December 31, 2015 to $85.7 million as at March 31, 2016. This increase was mainly a result of operating cash flow of $101.6 million, and net borrowings of $39.8 million. These amounts were partly offset by $46.4 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $48.5 million, principal debt repayments of $4.1 million and deposits of restricted cash in Peru of $5.1 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $59.7 million to $117.3 million from December 31, 2015 to March 31, 2016. In addition to the increased cash and cash equivalents position:

-	Prepaid expenses increased by $39.6 million mainly as a result of timing related to the payments of interest on long-term debt;
-	Current portion of long-term debt decreased by $53.4 million mainly as a result of amendments to the Peru Facility;
-	Trade and other payables decreased by $8.3 million primarily as a result of the timing of capital spending resulting in higher trade payables at December 31, 2015;
-	Receivables decreased by $19.7 million, primarily due to the timing of sales resulting in higher receivables at December 31, 2015; and
-	Inventories decreased by $8.2 million as a result of timing of concentrate shipments.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2016 and March 31, 2015:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2016	2015
Loss for the period	(15,788)	(19,837)
Tax (recovery) expense	(1,100)	8,357
Items not affecting cash	95,098	28,897
Taxes paid	(6,321)	(517)
Operating cash flows before change in non-cash working capital	71,889	16,900
Change in non-cash working capital	29,665	(16,586)
Cash used in operating activities	101,554	314
Cash used in investing activities	(51,343)	(155,503)
Cash used in financing activities	(19,499)	72,635
Effect of movement in exchange rates on cash and cash equivalents	1,153	491

Increase (decrease) in cash and cash equivalents	31,865	(82,063)

Cash Flow from Operating Activities

Operating cash flows before change in non-cash working capital were $71.9 million during the first quarter of 2016, reflecting an increase of $55.0 million compared to the first quarter of 2015, mainly as a result of higher sales volumes and an improving gross margin.

Cash Flow from Investing and Financing Activities

During the first quarter of 2016 we used $70.8 million in investing and financing activities primarily driven by capital expenditures of $46.4 million, interest payments of $48.5 million, and principal payments of $4.1 million on the equipment finance facility. This was partially offset by proceeds of $39.8 million related to a drawdown of the Canada Facility. In addition, we reclassified $5.1 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to increase a letter of credit as a deposit of security with respect to its decommissioning and restoration obligations.

The following summarizes accrued additions to capital assets and a reconciliation to cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
	Mar. 31,	Mar. 31,	Annual
(in $ millions)	2016	2015	2016 [1]
Manitoba sustaining capital expenditures	23.6	17.3	80.0
Peru sustaining capital expenditures	20.4	22.9	140.0
Total sustaining capital expenditures	44.0	40.2	220.0
Rosemont capitalized costs	11.5	4.9	30.0
Peru other capitalized costs	7.2	81.8
Manitoba other capitalized costs	4.3	12.4
Capitalized exploration	0.4	-	3.0
Capitalized interest	3.7	25.2
Total other capitalized costs	27.1	124.3

Total accrued capital additions	71.1	164.5
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(8.7)	(16.0)
Capitalized interest	(3.7)	(25.2)
Changes in capital accruals and other	(12.3)	9.5

Total cash capital additions	46.4	132.8
[1]	Sustaining capital expenditure guidance excludes capitalized interest.

Sustaining capital expenditures in Manitoba were higher during the first quarter of 2016 as a result of major mobile equipment arriving in the first quarter. Manitoba capital expenditures are expected to decline substantially over the balance of 2016 and are expected to remain within guidance ranges.

Sustaining capital expenditures in Peru are expected to be highest during the second and third quarters of 2016, as heavy civil earthworks activity on the Constancia tailings dam ramps up during the dry season. Capital expenditures in Arizona on the Rosemont project are expected to decline substantially over the balance of 2016. Capital expenditures for 2016 are expected to remain within guidance expectations.

Other Peru capitalized costs include Constancia project costs as well as decommissioning and restoration adjustments. Other Manitoba capitalized costs include decommissioning and restoration adjustments.

Capital Commitments

As at March 31, 2016, we had outstanding capital commitments in Canada of approximately $1.1 million primarily related to a committed mobile equipment purchase, of which approximately $1.0 million cannot be terminated by Hudbay, approximately $86.0 million in Peru related to sustaining capital costs, of which all can be terminated by Hudbay and approximately $163.6 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $78.4 million cannot be terminated by Hudbay.

Liquidity

As at March 31, 2016, we had total liquidity of approximately $190.1 million, including $85.7 million in cash and cash equivalents, as well as $104.4 million in availability under our Facilities. Liquidity at March 31, 2016 is net of the first semi-annual interest payment of $43.7 million on our senior unsecured notes. Based on current metals prices, the March 31, 2016 Peruvian current sales tax receivable balance of $96.2 million is expected to decline significantly over the next 12 to 18 months as backlogs of claims on sales taxes paid during Constancia’s construction and commercial operations are cleared. Liquidity is expected to increase over the balance of 2016 at current metals prices as we generate free cash flow from our operations at full production and benefit from ongoing cost reduction initiatives. We expect that our current liquidity and expected cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of April 27, 2016, there were 235,231,688 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,039,500 common shares of Hudbay and 561,000 warrants of Hudbay were outstanding; there were also options for an aggregate of 1,570,384 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2016	2015				2014

(in $ thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	253,625	336,641	269,808	150,889	128,713	112,696	170,233	127,863
(Loss) profit before tax	(16,888)	(325,610)	(16,132)	(45,819)	(11,480)	(24,392)	53,934	6,291
(Loss) profit	(15,788)	(255,468)	(11,833)	(44,290)	(19,837)	43,594	46,153	230
(Loss) earnings per share:
Basic	(0.07)	(1.09)	(0.05)	(0.19)	(0.08)	0.19	0.21	-
Diluted	(0.07)	(1.09)	(0.05)	(0.19)	(0.08)	0.19	0.21	-
Operating cash flow per share1, [2]	0.31	0.51	0.34	0.07	0.07	(0.01)	0.06	0.02
[1]

Operating cash flow per share is before precious metals stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 29 of this MD&A.

[2]

Operating cash flow per share has been restated to reflect the presentation changes with respect to receivable and payable balances associated with copper fixed for floating swaps. For more information on this change, refer to note 4b of our March 31, 2016 condensed consolidated interim financial statements.

With both the Lalor and Reed mines achieving commercial production in 2014, copper production volumes have increased compared to the beginning of 2014. This effect, coupled with the ramp-up of Constancia since reaching commercial production in the second quarter of 2015, has driven revenues and gross profit higher in the third and fourth quarters of 2015, notwithstanding lower realized metals prices. Following from Constancia reaching commercial production, we no longer capitalize interest costs associated with financing Constancia development and therefore those charges are recognized in finance expenses. In addition, mining costs have been favourably impacted in the Manitoba business unit with the weakening of the Canadian dollar versus the US dollar, which lowers costs denominated in Canadian dollars.

In the first quarter of 2016, we continued to benefit from increased sales volumes following from commercial production being attained at Constancia. Lower average realized prices of copper compared to the quarters in 2015 partially offset the continued strong production volumes from the Peru operations and caused both gross profit and operating cash flow per share to be lower than in the fourth quarter of 2015.

In the fourth quarter of 2015, we recognized a gain of $37.0 million on the disposal of the Balmat mine and took goodwill and asset impairments for the Peru and Arizona CGUs of $378.9 million, mainly as a result of lower expected copper prices and an expected delay in construction at Rosemont.

In general, over the past eight quarters, revenues have varied as a result of volatile commodity prices and the timing of shipments, however, in most recent quarters we have benefited significantly from increased production from Constancia, Lalor and Reed.

In addition, in the third quarter of 2015 we incurred impairment charges of $34.5 million related to the equipment impairment in the Arizona business unit. Beginning July 1, 2015, Hudbay’s parent entity changed its functional currency to the US dollar to reflect the achievement of commercial production at Constancia, which conducts most business in US dollars. The result is limited exposure for Hudbay on its consolidated income statements to fluctuations in the Canadian to US dollar exchange rate. During the second quarter of 2015, Constancia achieved commercial production with associated net proceeds from sales related to pre-production being credited to property, plant and equipment. This also resulted in the interest costs on our senior unsecured notes beginning to be treated as a finance expense. Constancia reported sales revenue from shipments in late June 2015, which resulted in an increase in sales compared to previous quarters.

There were a number of non-cash accounting adjustments in the second quarter of 2015 including the negative impact to cost of sales of the $17.1 million charge related to pension enhancements, which arose as a result of new collective agreements with all seven unions in Manitoba. In addition, during the second quarter of 2015, we recognized an impairment on our Lalor concentrator assets of $19.9 million as a result of the decision not to proceed with construction of a new concentrator at Lalor following the New Britannia acquisition in May 2015. Lastly, with the completion of the Constancia project we recorded $13.3 million of interest expense in our consolidated income statements, which would have previously been capitalized interest costs.

In the first quarter of 2015, sales revenue and operating cash flow per share increased primarily as a result of higher copper and zinc sales volumes offset partially by lower realized copper prices. The continued strengthening of the US dollar against the Canadian dollar positively impacted revenues while negatively impacting net profit as a result of unrealized losses on the revaluation of US dollar denominated net liability monetary items while the parent entity’s functional currency was Canadian dollars.

The fourth quarter of 2014 benefited from higher zinc metal production volumes and higher zinc realized prices causing zinc revenues to increase. The fourth quarter of 2014 also benefited from favourable movements in foreign exchange rates and favourable mark-to-market adjustments on certain financial instruments. However, this was offset by lower copper sales volumes due to the timing of shipments and lower realized copper prices causing a net decrease in revenues and pre-tax profit for the fourth quarter 2014. Profit, after tax, was higher in the fourth quarter of 2014 as a result of deferred tax recoveries of $68.0 million resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba.

The third quarter of 2014 benefited from increases in copper output and also from the one-time gain on disposition of previously owned shares in Augusta of $45.7 million. In addition, the first quarterly mark-to-market adjustment related to the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition resulted in a gain of $20.0 million. However, these gains were partially offset by $9.4 million of costs in connection with the acquisition of Augusta during the third quarter of 2014. The volatile currency markets continued in the third quarter of 2014 resulting in a loss on foreign exchange of $9.6 million.

The second quarter of 2014 benefited from the aforementioned increase in copper output and also from foreign exchange gains of $8.3 million as a result of a stronger Canadian dollar against the US dollar, which favourably impacted translation of our unsecured notes.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow before change in non-cash working capital and operating cash flow per share are included in this MD&A because we believe that they help investors and management to evaluate changes in cash flow generated from the various operations while, in the case of operating cash flow per share, taking into account changes in shares outstanding. Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow Per Share

The following table presents our calculation of operating cash flow per share for the three months ended

March 31, 2016 and March 31, 2015:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands, except shares and per share amounts)	2016	2015
Cash generated from operating activities	101,554	314
Less: Change in non-cash working capital	29,665	(16,586)
Operating cash flow before change in non-cash working capital	71,889	16,900
Weighted average shares outstanding - basic	235,231,688	233,624,783

Operating cash flow per share	$0.31	$0.07

Cash Cost, Sustaining and All-in Sustaining Cash Cost

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in four manners:

-

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

-

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by- product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

-

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures and net smelter returns royalties. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only and does not include corporate G&A.

-

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate G&A, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2016 and 2015. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated Cash Cost

Consolidated	Three months ended
Net pounds of copper produced[1]
(in thousands)	Mar. 31, 2016	Mar. 31, 2015

Manitoba	21,464	24,178
Peru	64,249	-

Net pounds of copper produced[1]	85,713	24,178

Consolidated	Three months ended
Cash cost per pound of	Mar. 31, 2016		Mar. 31, 2015
copper produced	$000s	$/lb	$000s	$/lb

Cash cost, before by-product credits	165,130	1.93	99,540	4.12
By-product credits	(66,717)	(0.78)	(64,689)	(2.68)

Cash cost, net of by-product credits	98,413	1.15	34,851	1.44
[1]	Contained copper in concentrate, exclusive of Constancia copper produced prior to the achievement of commercial production on May 1, 2015.

Consolidated	Three months ended
Supplementary cash cost	Mar. 31, 2016		Mar. 31, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	50,498	0.59	53,821	2.23
Gold	20,911	0.24	15,210	0.63
Silver	10,452	0.12	1,952	0.08
Other	730	0.01	1,374	0.06
Total by-product credits	82,591	0.96	72,357	3.00
Less: deferred revenue	(15,874)	(0.19)	(7,668)	(0.32)
Total by-product credits	66,717	0.78	64,689	2.68

Reconciliation to IFRS:
Cash cost, net of by-product credits	98,413		34,851
By-product credits	82,591		72,357
Change in deferred revenues	(15,874)		(7,668)
Treatment and refining charges	(27,640)		(8,114)
Share-based payment	(67)		244
Adjustments related to zinc inventory write-off (reversals)	2,269		-
Change in product inventory	8,575		(2,820)
Royalties	3,022		1,295
Depreciation and amortization	74,413		25,582

Cost of sales	225,702		115,727
[1]	Per pound of copper produced.

Peru Cash Cost

Peru	Three months ended
(in thousands)	Mar. 31, 2016	Mar. 31, 2015

Net pounds of copper produced[1]	64,249	-

Peru	Three months ended
Cash cost per pound of copper	Mar. 31, 2016		Mar. 31, 2015
produced	$000s	$/lb	$000s	$/lb
Mining	12,532	0.20	-	-
Milling	26,629	0.41	-	-
G&A	7,633	0.12	-	-
Onsite costs	46,794	0.73	-	-
Treatment & refining	18,548	0.29		-
Freight & other	16,057	0.25		-
Cash cost, before by-product credits	81,399	1.27	-	-
By-product credits	(7,514)	(0.12)	-	-
			-
Cash cost, net of by-product credits	73,885	1.15		-
[1]	Contained copper in concentrate.

Peru	Three months ended
Supplementary cash cost	Mar. 31, 2016		Mar. 31, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Gold	6,367	0.10	-	-
Silver	8,088	0.13	-	-
Other	129	-	-	-
Total by-product credits	14,584	0.23	-	-
Less: deferred revenue	(7,070)	(0.11)	-	-
Total by-product credits	7,514	0.12	-	-

Reconciliation to IFRS:
Cash cost, net of by-product credits	73,885		-
By-product credits	14,584		-
Change in deferred revenues	(7,070)		-
Treatment and refining charges	(18,548)		-
Change in product inventory	7,081		-
Royalties	1,727		-
Depreciation and amortization	45,502		-

Cost of sales	117,161		-
[1]	Per pound of copper produced.

Manitoba Cash Cost

Manitoba	Three months ended
(in thousands)	Mar. 31, 2016	Mar. 31, 2015

Net pounds of copper produced[1]	21,464	24,178

Manitoba	Three months ended
Cash cost per pound of	Mar. 31, 2016		Mar. 31, 2015
copper produced	$000s	$/lb	$000s	$/lb

Mining	29,055	1.35	29,915	1.24
Milling	8,991	0.42	9,934	0.41
Refining (zinc)	15,797	0.74	16,970	0.70
G&A	9,097	0.42	12,545	0.52
Purchased ore and zinc concentrates	3,223	0.15	12,901	0.53
Onsite costs	66,163	3.08	82,265	3.40
Treatment & refining	9,092	0.42	8,114	0.34
Freight & other	8,476	0.39	9,161	0.38
Cash cost, before by-product credits	83,731	3.90	99,540	4.12
By-product credits	(59,203)	(2.76)	(64,689)	(2.68)

Cash cost, net of by-product credits	24,528	1.14	34,851	1.44
[1]	Contained copper in concentrate.

Manitoba	Three months ended
Supplementary cash cost	Mar. 31, 2016		Mar. 31, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	50,498	2.35	53,821	2.23
Gold	14,544	0.68	15,210	0.63
Silver	2,364	0.11	1,952	0.08
Other	601	0.03	1,374	0.06
Total by-product credits	68,007	3.17	72,357	2.99
Less: deferred revenue	(8,804)	(0.41)	(7,668)	(0.32)
Total by-product credits	59,203	2.76	64,689	2.68

Reconciliation to IFRS:
Cash cost, net of by-product credits	24,528		34,851
By-product credits	68,007		72,357
Change in deferred revenues	(8,804)		(7,668)
Treatment and refining charges	(9,092)		(8,114)
Share-based payment	(67)		244
Adjustments related to zinc inventory write-off (reversals)	2,269		-
Change in product inventory	1,494		(2,820)
Royalties	1,295		1,295
Depreciation and amortization	28,911		25,582

Cost of sales	108,541		115,727
[1]	Per pound of copper produced.

All-in and Sustaining Cash Cost

Consolidated	Three months ended
All-in sustaining cash cost per pound of	Mar. 31, 2016		Mar. 31, 2015
copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	98,413	1.15	34,851	1.44
Sustaining capital expenditures	44,367	0.52	18,856	0.78
Royalties	3,022	0.04	1,295	0.05

Sustaining cash cost, net of by-product credits	145,802	1.70	55,002	2.27
Corporate G&A	8,343	0.10	9,532	0.39
All-in sustaining cash cost, net of by-product credits	154,145	1.80	64,534	2.67

Peru	Three months ended
Sustaining cash cost per pound of	Mar. 31, 2016		Mar. 31, 2015
copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	73,885	1.15	-	-
Sustaining capital expenditures	20,348	0.32	-	-
Royalties	1,727	0.03	-	-

Sustaining cash cost, net of by-product credits	95,960	1.49	-	-

Manitoba	Three months ended
Sustaining cash cost per pound of	Mar. 31, 2016		Mar. 31, 2015
copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	24,528	1.14	34,851	1.44
Sustaining capital expenditures	24,019	1.12	18,856	0.78
Royalties	1,295	0.06	1,295	0.05

Sustaining cash cost, net of by-product credits	49,842	2.32	55,002	2.27

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 5 of our March 31, 2016 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our March 31, 2016 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended March 31, 2016 that materially affected or are reasonably likely to materially affect our ICFR.